February 3, 2022

VIA EDGAR

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Carnival PLC (CIK No. 0001125259)
Request to Withdraw Registration Statement on Form F-6
Initially Filed on January 31, 2022 (File No.: 333-262423)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of April 21, 2003, among Carnival plc, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts (“ADRs”) issued thereunder, hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-6 (File No. 333-262423), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof. The Registration Statement was originally filed with the Commission on January 31, 2022.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use. Further, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Please provide a copy of the order granting withdrawal via email or facsimile to our counsel, Scott R. Saks, of Norton Rose Fulbright US LLP, at scott.saks@nortonrosefulbright.com or (212) 318-3400.

If you have any questions or require additional information, please do not hesitate to contact me at (914) 703-1141.

Very truly yours,

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares

By: JPMorgan Chase Bank, N.A., as Depositary

By:	/s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President